James A. J. Nickolas
Senior Vice President and Chief Financial Officer

August 24, 2022

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Ken Schuler

Craig Arakawa

Re: Martin Marietta Materials, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 22, 2022

File No. 001-12744

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated August 3, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed February 22, 2022 (the “2021 Form 10-K”). The Company appreciates the availability of the Staff to discuss the comment, which is reproduced below in bold font. The Company’s response is set forth below under “RESPONSE."

COMMENT AND RESPONSE

Form 10-K

Properties, page 27

1.
We note your response to comment 1 that the 2021 January through December regional average selling price is a reasonable and justifiable price to estimate your Company’s mineral reserves and mineral resources. Your resource/reserve estimates may not be compliant as the qualified persons estimating your resources and reserve must disclose the prices used to prepare their estimates establishing economic viability within the prescribed accuracy limits for each of your properties. This may require your 267 technical report summaries to have a cash flow analysis prepared for each of your properties after the fiscal year end, which may not be possible or allow for timely periodic filings. For your information, many other companies use a historic average based on the previous year or multiple years. Please revise your disclosure to disclose how you determined your reasonable and justifiable prices and specify the timeframe of your reserve/resource prices. See Item 1302(e)(3) and Item 1302(e)(4) of Regulation S-K.

4123 Parklake Avenue, Raleigh, North Carolina 27612-2309

t. (919) 783-4660 e.jim.nickolas@martinmarietta.com

www.martinmarietta.com

U. S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2022

RESPONSE:

The Company’s selling prices are determined locally and vary depending on several factors, including whether products are washed after extracted and by end use. The Company believes that market-based pricing of reserves reflects a reasonable estimate of their value, and mineral resources that are eventually sold generally realize similar pricing to deposits currently classified as mineral reserves. Therefore, and in accordance with Rule 1302(e)(4) of Regulation S-K, the Company believes that average selling price within a geographic area (excluding any component allocated to freight costs incurred to either transport products internally or when delivery is arranged with a third party to deliver products to customers) represent a reasonable and justifiable price to estimate the amount of mineral reserves and mineral resources that are economically viable for the quarries located within that area.

For the tables included in the 2021 Form 10-K in response to the requirements of Rule 1303(b)(3) of Regulation S-K, the Company’s qualified person selected the average selling price for a geographic area for each grade/quality of aggregates reported based on sales of that grade/quality of aggregates in that area during the fiscal year ended December 31, 2021. The Company appreciates the Staff’s suggestion that using the prior year’s average selling price for the reasonable and justifiable price will facilitate compliance by affording a more reasonable time period to complete, analyze and document the data supporting the Company’s mineral reserves and mineral resources disclosures as compared to using the current year’s average selling price, which may unreasonably compress the available period to complete that effort prior to filing the Form 10-K. Prospectively, the Company anticipates that its qualified person will select the prior year’s average selling price for each grade/quality of aggregates reported within a geographic area to determine the amount of mineral reserves and mineral resources that are economically viable for that grade/quality of aggregates for the quarries located within that area. The Company undertakes in future filings to disclose the time period over which such average selling prices are determined. For example, the Company anticipates that the 2021 average selling prices within a geographic area will be used to determine the Company’s mineral reserves and mineral resources for quarries within that area in preparing the tables to be included in its Form 10-K for the fiscal year ending December 31, 2022 and the Company would then disclose that such average selling prices within a geographic area for each grade/quality of aggregates reported were calculated based on sales of that grade/quality of aggregates in that area during the fiscal year ended December 31, 2021.

As noted in the Company’s response letter dated July 11, 2022, the Company has a history of increasing selling prices annually, consistent with the historical trends in the domestic aggregates industry. In addition, there are no spot prices or other external indices that dictate, value or influence the prices of aggregates. Average sales prices for crushed stone, as well as for sand and gravel, are considered stable, and have increased 70 of the last 75 years according to the United States Geological Survey. Accordingly, the Company anticipates that using the prior year’s average selling prices would not result in an overestimation of the mineral reserves and mineral resources being reported. In addition, the Company estimates that had it used 2020 average selling prices instead of the 2021 average selling prices in preparing the tables required by Rule 1303(b)(3) of Regulation S-K in the 2021 Form 10-K, each amount of mineral reserves and mineral resources would not differ materially from the respective amount reported in the 2021 Form 10-K.

We appreciate your comment and hope that we have adequately addressed it with the foregoing response. Please feel free to contact me if you would like to discuss this matter further.

Very truly yours,

/s/ James A. J. Nickolas